SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE GENERAL SHAREHOLDERS’ MEETING
HELD ON MARCH 27, 2008.

1. DATE, TIME AND PLACE OF THE MEETING: General Shareholders’ Meeting convened and held on March 27, 2008, at 02:00 p.m., on Avenue Roque Petroni Junior, 1464, ground floor, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALLING: The meeting was firstly call by a call notice published in the State of São Paulo Official Gazette (Business chapter – pages 48, 165 and 58, respectively), in the issues of March 05, 06 and 07, 2008 and in Gazeta Mercantil newspaper (pages A9, A5 and A5, respectively), in the issues of March 05, 06 and 07, 2008.

3. AGENDA:

(1)  To receive the Management’s settlement of accounts, examine, discuss and vote upon the financial statements related to the fiscal year ended on 12.31.2007;
(2)  To resolve on the allocation of the net profit for the year;
(3)  To approve the capital budget of the company for year 2008;
(4)  To elect the members of the Statutory Audit Committee; and
(5) To determine the annual overall compensation of the directors and executive officers and the individual compensation of the members of the Statutory Audit Committee.

4. ATTENDANCE: The meeting was attended by shareholders representing more than 60.49% of the voting capital, pursuant to the records and signatures appearing in the Register of Shareholders Attendance, as well as by Mr. Sérgio Assenço Tavares dos Santos – Vice-President for Compliance and Interconnection, Mr. Luiz Carlos Passetti, representing Ernst & Young Auditores Independentes S.S. and Mrs. Fabiana Faé Vicente Rodrigues, representing the Statutory Audit Committee.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman, and Bruno Angelo Indio e Bartijotto – Secretary.

6. RESOLUTIONS: Upon starting the procedures of the meeting, the Chairman informed that the minutes of the meeting would be drawn-up by way of a summary of the facts occurred therein, containing only a transcript of the resolutions made, as provided for in article 130, § 1 of the Brazilian Corporate Law. He further advised that the documents or proposals, statements of vote or dissenting vote regarding the matters to be resolved should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary of the Meeting.

6.1. As for item “1” of the agenda, the Chairman informed that the documents related to the management’s accounts were available to the shareholders, namely:  the Management’s Report, the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12.31.2007. Following, it was proposed by the Chairman and accepted by the attendees, that the reading of the referred documents should be waived, since all of them were fully aware of the contents thereof, such documents having published, in compliance with the legal provisions, in the following newspapers: State of São Paulo Official Gazette (Business Chapter, pages 17 to 25 and 96 to 104) and in Gazeta Mercantil (pages D1 to D8), in the issues of February 21, 2008. Upon being submitted to discussion and, following, to vote, the matter contained in item 1 of the agenda was unanimously approved by the shareholders attending the meeting, with abstention of those who were legally prevented from voting, with the Management’s Report, the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, related to the fiscal year ended on 12.31.2007, having been fully approved, without any restriction or qualification whatsoever.

6.2. As for item “2” of the agenda, the Chairman submitted the matter to discussion and vote, with the Proposals for Allocation of the Profit for the Year having been fully approved by unanimous vote of the shareholders attending the meeting, without any restriction or qualification whatsoever, it being consequently and expressly resolved that the loss for the Fiscal Year, in the amount of seventy-eight million, nine hundred and thirty-five thousand, four hundred and fifty-five reais and ten cents (R$ 78,935,455.10) shall be posted to and offset in the Retained Earnings account, without neither the Legal Reserve, in conformity with article 193 of Law 6404/76, nor the provision for payment of Interest on the Own Capital / Dividends being booked.

6.2.1. RETAINED EARNINGS:

It has been also fully approved, by unanimous vote of the shareholders attending the meeting, that the balance available in the Retained Earnings account, in the amount of one hundred and twenty-four million, four hundred and seventy-eight thousand, two hundred and forty-five reais and thirty-one cents (R$ 124,478,245.31), under the terms of art. 196 of Law no. 6404/76, combined to Article 8 of CVM Instruction no. 59/86, shall be transferred to the Profit Reserve for Expansion account, specifically for investment in the acquisition of the share control in new companies, as well as for eventual advanced payment of the Company’s financial liabilities and for ensuring strategic and financial flexibility for the Company within the scope of the telecommunications industry in Brazil. Said amount is part of the Capital Budget.

6.3. As for item “3” of the agenda, in compliance with the provisions in article 196 of the Brazilian Corporate Law, the Company’s and its Controlled Company’s Consolidated Capital Budget for year 2008, in the amount of six billion, sixty-eight million, eight hundred and thirty-four thousand, eight hundred and fifty-seven reais (R$6,068,834,857.00) was unanimously approved by the shareholders attending the meeting, to be funded from the sources indicated below, which Budget was approved by the Board of Directors at a meeting held on 02/20/2008. Of this total, the amount of R$ 3,363,184,857.00 corresponds to the consolidated portion of Vivo S.A. and the amount r$2,705,650,000.00 corresponds to the consolidated portion of Vivo Participações for investments in Other Companies, out of the following funding sources:

Remaining balance in the Retained Earnings account	R$ 124,478,245.31
Own / third parties’ funds	R$ 5,944,356,611.22

6.4. As for item “4” of the agenda, which deals with the election of members of the Statutory Audit Committee, after the nominations were duly received by the Presiding Board and votes were counted, the following members were elected for the Statutory Audit Committee of the Company: a) By the holders of preferred shares representing 1.87% of this kind, whose votes were cast by shareholders represented by attorneys-in-fact Daniel Alves Ferreira, Sabrina de Lima Martins and Marcelo Coelho de Souza, at a separate voting, as permanent member, Mr. Ortogamis Bento, Brazilian, married, retired, bearer of identity card RG nº 5193931, SSP/SP, enrolled with the CPF/MF under nº 336.672.098/00, resident and domiciled in the city of  Santa Fé do Sul, SP, with business offices at  Avenida Navarro de Andrade, 581, sobreloja, Centro, São Paulo-SP, CEP 15775-000 and as deputy member, Mr. Jose Luis de Castro Neto, Brazilian, married, bank employee, bearer of identity card RG nº 000905, SSP/DF, enrolled with the CPF/MF under nº 112.877.801/72, resident and domiciled in the city of  São Paulo, SP, with business offices at  Rua Maria Borba, 40, Térreo, Consolação, São Paulo-SP, CEP 01258-011, b) In compliance with the provisions in the law and in the Company’s bylaws as regards election, in separate, of the minority representatives for the Statutory Audit Committee, it was found out in the Register of Attendance that the percentage of minority shareholders attending the meeting did not reach the minimum 10% of the shares of that kind, as provided for in letter “a”, paragraph 4, article 161, of Law no. 6404/76; c) By general and unanimous vote of the holders of common shares attending the meeting, the following ladies were elected as permanent members:  Paula Bragança França Mansur, Brazilian, married, economist, bearer of identity card  RG nº 3.774.477, SSP/MG, enrolled with the CPF/MF under nº 706.845.966-87, resident and domiciled in the city of São Paulo-SP, with business offices at  Rua Martiniano de Carvalho, 851,12º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, bearer of identity card  RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148-05, resident and domiciled in the city of São Paulo-SP, with business offices at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000, and as deputy members, Messrs.Norair Ferreira do Carmo, Brazilian, married, accountant, bearer of identity card RG nº 16.220.475 SSP/SP, enrolled with the CPF/MF under nº 054.307.008-51, resident and domiciled in the city of  São Paulo, State of São Paulo, with business offices at  Rua Martiniano de Carvalho, 851, 17º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and João Renato Pierre, Brazilian, single, B.S. of Accounting Sciences, bearer of identity card RG n.º 8.357.921 SSP/SP, enrolled with the CPF/MF under n.º 775.985.398-07, resident and domiciled in the city of  São Paulo, State of São Paulo, with business offices at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000. The term of office of all the members of the Statutory Audit Committee now elected shall begin on this date and shall end on the date of the 2009 General Shareholders’ Meeting, it being further recorded herein that none of the members now elected has incurred any legal prohibition whatsoever.

6.5. As for item “5” of the agenda, which deals with the determination of the compensation of the Executive Officers, Directors and Members of the Statutory Audit Committee, it has been unanimously approved by the shareholders attending the meeting that the annual overall compensation of the executive officers and directors of the Company shall be fixed at five million, forty-seven thousand, six hundred and ninety-five reais (R$5,047,695.00), it being incumbent upon the Board of Directors to distribute its compensation among its members and the Executive Officers. It has been further approved, by unanimous vote of the shareholders attending the meeting, that the individual compensation of the members of the Statutory Audit Committee shall be fixed at five thousand reais (R$ 5,000.00) monthly, in compliance with the provisions in Law no. 6404/76.

7. APPROVAL AND SIGNING: After all the items of the agenda were discussed and voted, these minutes were read, approved and signed by the attendees. It has been further recorded that, as provided for in §2, of article 130, of Law no. 6404/76, the signatures of the shareholders shall not appear in the publication of these minutes.

Signatures: Breno Rodrigo Pacheco de Oliveira - Chairman of the Meeting; Bruno Angelo Indio e Bartijotto - Secretary of the Meeting; BRASILCEL N.V.; SUDESTECEL PARTICIPACOES LTDA; TBS CELULAR PARTICIPACOES LTDA; AVISTA PARTICIPACOES LTDA; TAGILO PARTICIPACOES LTDA- by proxy, Breno Rodrigo Pacheco de Oliveira; PORTELCOM PARTICIPAÇÕES S/A- by proxy, Bruno Angelo Indio e Bartijotto; CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL – PREVI- by proxy, Sabrina de Lima Martins; BB CARTEIRA LIVRE I FIA- by proxy, Marcelo Coelho de Souza; VANGUARD EMERGING MARKETS STOCK INDEX FUND;  THE MASTER TRUST BANK OF JAPAN, LTD.; FIDELITY INVEST TRUST LATIN AMERICA FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND;  PANAGORA GROUP TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; THE TEXAS EDUCATION AGENCY; FIDELITY LATIN AMERICA FUND; FIDELITY ADVISOR SER. VIII LATIN AMERICA FD;EATON VANCE TAX-MANAGED EMERGING MKTS FUND; IBM SAVINGS PLAN; MORGAN STANLEY INV MAN ACT INT ALLOC TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS; VAN KAMPEN S F I V K G E ALLOCATION FUND; STATE STREET BANK AND TRUST C I F T E R PLANS; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND;COLLEGE RETIREMENT EQUITIES FUND;EATON VANCE STRUCTURED EMERGING MARKETS FUND;  SPDR S&P EMERGING LATIN AMERICA ETF;SPDR S AND P EMERGING MARKETS ETF;EMERGING MKT S  EQTY MGRS  PORTFOLIO 1 OFFSHORE MASTER L.P. ; THE DFA INV T CO ON BEHALF ITS S THE E S C S; SCHRODER BRICS EQUITY MOTHER FUND; BALENTINE INTERNATIONAL EQUITY FUND SELECT LP; THE EMERGING M.S. OF THE DFA I.T.CO. ; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROUP; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND- by proxy, Daniel Alves Ferreira.

I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

Bruno Angelo Indio e Bartijotto
Secretary of the Meeting
OAB/SP-238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.